UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, $0.001 par value
(Title of Class of Securities)

G989A3109
(CUSIP Number)

Henry F. Schlueter, Esq. Schlueter & Associates, P.C. 5655 S. Yosemite Street, Suite 350 Greenwood Village, CO 80111 Tel: 303-292-3883
(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2019 through December 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Zhong Yuan Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles
	7	SOLE VOTING POWER 0 (1)
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(1)	(a) On August 31, 2019, the Issuer closed on a share exchange agreement (the “Share Exchange”) with the Reporting Person. Pursuant to the Share Exchange, the Reporting Person exchanged all of the shares that it held in its wholly-owned subsidiary, China Bio-technology Holding Limited, for 161,500,000 ordinary shares of the Issuer.

(b) On May 27, 2020, the Reporting Person sold an aggregate 9,911,920 ordinary shares in a private transaction pursuant to a Regulation S offering thereby reducing its ownership to 151,588,080 ordinary shares.

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(c) On July 24, 2020, the Reporting Person’s ownership of the Issuer’s shares decreased to 15,158,808 ordinary shares as a result of a 1:10 reverse stock split.

(d) On July 24, 2020, the Reporting Person sold an aggregate of 976,867 ordinary shares, resulting in a reduction of the Reporting Person’s ownership interest to 14,181,941 shares.

(e) On December 31, 2021, the Reporting Person transferred its entire equity interest in the Issuer consisting of 14,181,941 ordinary shares, after which the Reporting Person does not hold any equity interest in the Issuer.

Item 1.  Security and Issuer

This Schedule 13D relates to the $0.001 par value ordinary shares of Zhong Yuan Bio-Technology Holdings Limited, a corporation organized under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive office of the Issuer is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

Item 2.  Identity and Background

Reporting Person:

(a)	Name: This Schedule 13D is being filed by Zhong Yuan Investment Limited (the “Reporting Person”).

(b)	Principal Business Address: The principal business address of the Reporting Person is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(c)	Present Principal Occupation: The Reporting Person does not conduct any business.

(d)	Convictions: During the last five years, none of the executive officers or directors of the Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, none of the executive officers or directors of the Reporting Person have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a corporation with limited shares organized under the laws of the Republic of Seychelles.

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Tingting Chang, Director of the Reporting Person

(a)	Name: Tingting Chang

(b)	Principal Business Address: Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(c)	Principal Occupation: A director of the Reporting Person and chief executive officer and a director of the Issuer, Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(d)	Convictions: During the last five years, Ms. Chang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, Ms. Chang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Ms. Chang is a citizen of the People’s Republic of China.

Fung Ming Pang, Director of the Reporting Person

(a)	Name: Fung Ming Pang

(b)	Principal Business Address: Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(c)	Principal Occupation: A director of the Reporting Person and chief financial officer and a director of the Issuer, Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(d)	Convictions: During the last five years, Ms. Pang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, Ms. Pang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a

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(f)	judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)	Citizenship: Ms. Pang is a citizen of Hong Kong SAR of the People’s Republic of China.

Yau Sing Tang, Former Director of the Reporting Person

(a)	Name: Yau Sing Tang

(b)	Principal business address: Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(c)	Present principal occupation: Business Consultant, GCA Advisors Limited, Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(d)	Convictions: During the last five years, Mr. Tang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceeding: During the past five years, Mr. Tang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Tang is a citizen of Hong Kong SAR of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

The ordinary shares of the Issuer were issued to the Reporting Person in exchange for 100% of the outstanding shares of China Bio-technology Holding Limited, the Reporting Person’s wholly-owned subsidiary, in accordance with the terms of the Share Exchange.

Item 4.  Purpose of Transaction

The Reporting Person held all of the ordinary shares of the Issuer owned by it for investment purposes.

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Item 5.  Interest in Securities of the Issuer

(a)       The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.

(b)	The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.

Mr. Yau Sing Tang, as the sole officer and director of the Reporting Person from August 31, 2019 to May 4, 2020, had sole voting and dispositive power over the shares of the Issuer owned of record by the Reporting Person during that time. Ms.Tingting Chang and Ms. Fung Ming Pang, as the officers and directors of the Reporting Person from May 4, 2020 to December 30, 2021, had shared voting and dispositive power over the shares of the Issuer owned of record by the Reporting Person during that time.

(c)       The Reporting Person has not entered into any transactions in the ordinary shares during the sixty days immediately prior to the filing of this Schedule 13D.

(d)        As of the date of filing of this Schedule 13D, no person, other than the Reporting Person, through its directors, is known to have had the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares owned by the Reporting Person.

(e)       The Reporting Person ceased to be the beneficial owner of more than 5% of the ordinary shares of the Issuer on December 30, 2021.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

None.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zhong Yuan Investment Limited

Date: January 24, 2024	By:	/s/ Tingting Chang
	Name: Title:	Tingting Chang Director

Date: January 24, 2024	By:	/s/ Fung Ming Pang
	Name: Title:	Fung Ming Pang Director